RETIREMENT PLAN ADVISORS SERVICES, LLC

(F/K/A RETIREMENT PLAN ADVISORS, INC.)

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Retirement Plan Advisors Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

105 West Adams Street, Suite 2175
(No. and Street)

Chicago	**IL**	**60603**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vernon Kempker   **(573)659-4443**   vkempker@retirementplanadvisors.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Topel Forman, L.L.C.

(Name – if individual, state last, first, and middle name)

500 N. Michigan Ave, Suite 1700	**Chicago**	**IL**	**60611**
(Address)	(City)	(State)	(Zip Code)

07/27/2010   **5181**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vernon Kempker, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Retirement Plan Advisors Services, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



NOTARY SEAL — NOTARY PUBLIC — STATE OF MISSOURI

SHERI MENTEER
My Commission Expires
April 3, 2024
County of Cole
Commission # 16137506

Signature: Vernon Kempker

Title: Chief Financial Officer

Sheri Menteer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INDEX

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Retirement Plan Advisors Services, LLC (f/k/a Retirement Plan Advisors, Inc.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Retirement Plan Advisors Services, LLC (an Illinois limited liability company and wholly-owned subsidiary) (f/k/a Retirement Plan Advisors, Inc. (an Illinois S-Corporation and wholly-owned subsidiary)), as of December 31, 2021 and 2020, the related statements of operations, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Retirement Plan Advisors Services, LLC (f/k/a Retirement Plan Advisors, Inc.) as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Retirement Plan Advisors Services, LLC's (f/k/a Retirement Plan Advisors, Inc.) management. Our responsibility is to express an opinion on Retirement Plan Advisors Services, LLC's (f/k/a Retirement Plan Advisors, Inc.) financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Retirement Plan Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information included on pages 12-14 has been subjected to audit procedures performed in conjunction with the audit of Retirement Plan Advisors Services, LLC's (f/k/a Retirement Plan Advisors, Inc.) financial statements. The supplemental information is the responsibility of Retirement Plan Advisors Services, LLC's (f/k/a Retirement Plan Advisors, Inc.) management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included on pages 13-15 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Topel Forman L.L.C.
Certified Public Accountants

We have served as Retirement Plan Advisors Services, LLC's (f/k/a Retirement Plan Advisors, Inc.) auditor since 2011.

Chicago, Illinois
February 25, 2022

500 N. Michigan Avenue, Suite 1700
Chicago, IL 60611
312-642-0006

audit • tax • consulting
www.topelforman.com

999 18th Street, Suite 1605N
Denver, CO 80202
720-588-4707

RETIREMENT PLAN ADVISORS SERVICES, LLC
(F/K/A RETIREMENT PLAN ADVISORS, INC.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS		
Cash and cash equivalents	$ 521,369	$ 664,349
Commissions receivable	459,147	406,155
Due from RPA, LLC	296,425	121,571
Prepaid expenses and other assets	25,202	22,733
TOTAL ASSETS	$ 1,302,143	$ 1,214,808
LIABILITIES AND EQUITY		
Due to RPA, LLC	$ 201,096	$ 109,425
Accrued expenses	523,153	211,153
Total Liabilities	$ 724,249	$ 320,578
Equity	$ 577,894	$ 894,230
TOTAL LIABILITIES AND EQUITY	$ 1,302,143	$ 1,214,808

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS SERVICES, LLC
(F/K/A RETIREMENT PLAN ADVISORS, INC.)
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
REVENUES:		
Commission income	$ 3,054,693	$ 2,627,109
Interest income	2,161	3,600
Total Revenues	$ 3,056,854	$ 2,630,709
OPERATING EXPENSES:		
Administration/operations charges	$ 772,712	$ 674,423
Computer technology charges	35,628	30,970
Employee compensation and benefits	1,500,488	1,152,744
Insurance	54,952	50,359
Licenses and permits	33,118	35,042
Office expenses	5,064	5,010
Professional fees	31,228	30,935
Total Operating Expenses	$ 2,433,190	$ 1,979,483
OTHER INCOME:		
Gain on debt forgiveness	$ -	$ 150,786
Total Other Income	$ -	$ 150,786
Net Income	$ 623,664	$ 802,012

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS SERVICES, LLC
(F/K/A RETIREMENT PLAN ADVISORS, INC.)
STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Stock	Retained Earnings	Total Stockholder's Equity	Member's Equity
Balances at December 31, 2019	$ 394,398	$ 47,820	$ 442,218	$ -
Net income	-	802,012	802,012	-
Distributions	-	(350,000)	(350,000)	-
Balances at December 31, 2020	$ 394,398	$ 499,832	$ 894,230	$ -
Net income (S-Corp)	-	963,181	963,181	-
Distributions (S-Corp)	-	(890,000)	(890,000)	-
Conversion to LLC	(394,398)	(573,013)	(967,411)	967,411
Net loss (LLC)	-	-	-	(339,517)
Distributions (LLC)	-	-	-	(50,000)
Balances at December 31, 2021	$ -	$ -	$ -	$ 577,894

The Company had 1,000,000 authorized shares of no par value common stock, of which 102,000 were issued and outstanding at December 31, 2020. The common stock was eliminated when the Company converted from an S-Corporation to a Limited Liability Company on December 22, 2021 (see Note 1).

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS SERVICES, LLC
(F/K/A RETIREMENT PLAN ADVISORS, INC.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2021 AND 2020

CASH FLOWS FROM OPERATING ACTIVITES:	2021	2020
Net Income	$ 623,664	$ 802,012
Adjustments to reconcile net income to net cash provided by operating activites:		
Debt forgiveness	-	(150,786)
(Increase) Decrease In:		
Commissions receivable	(52,992)	(3,977)
Due from RPA, LLC	(174,854)	(121,571)
Prepaid expenses and other current assets	(2,469)	1,536
Increase (Decrease) In:		
Due to RPA, LLC	91,671	(53,985)
Accrued expenses	312,000	42,441
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 797,020	$ 515,670
CASH FROM INVESTING ACTIVITIES:		
Advances to related parties	$ (126,612)	$ (126,612)
Repayments from related parties	126,612	126,612
NET CASH FROM INVESTING ACTIVITIES	$ -	$ -
CASH FROM FINANCING ACTIVITIES:		
Distributions	$ (940,000)	$ (350,000)
Debt issuance	-	150,786
NET CASH USED BY FINANCING ACTIVITIES	$ (940,000)	$ (199,214)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$ (142,980)	$ 316,456
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	664,349	347,893
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 521,369	$ 664,349

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

SCHEDULE OF NONCASH FINANCING ACTIVITIES:		
Principal forgiveness on debt	$ -	$ 150,786
SCHEDULE OF NONCASH INVESTING ACTIVITIES:		
Reinvestment of matured certificates of deposit	$ 158,047	$ 312,494

(The accompanying notes to financial statements are an integral part of these statements.)

1. NATURE OF OPERATIONS:

Retirement Plan Advisors Services, LLC (f/k/a Retirement Plan Advisors, Inc. ("RPA, Inc."), an Illinois Limited Liability Company (the "Company" or "RPAS, LLC"), is an introducing broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority (FINRA). Effective January 1, 2014, the Company became a wholly owned subsidiary of Retirement Plan Advisors Group, Inc. ("RPAG"). Effective December 22, 2021, RPAG converted from an S-Corporation to a Limited Liability Company and changed its name to Retirement Plan Advisors Group, LLC. Effective December 22, 2021, RPA, Inc. also converted from an S-Corporation to a Limited Liability Company and changed its name to Retirement Plan Advisors Services, LLC. On December 22, 2021, RPAG became a wholly owned subsidiary of Retirement Plan Advisors Holdings, Inc. ("RPAH, Inc.").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all unrestricted demand deposits, money market funds, highly liquid investments with original maturities of three months or less, and all certificates of deposit to be cash and cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's short-term financial instruments consist of cash, certificates of deposit, receivables, and current liabilities. The carrying value of these short-term instruments approximates their estimated fair values based on the instruments' short-term nature.

SECURITIES AND FEES

Securities transactions and fees are recorded on the trade date as transactions occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

COMMISSIONS RECEIVABLE

Commissions receivable, which represent commissions earned but not yet received are unsecured, generally requiring payment within 30 days of the month or quarter end and are stated at the amounts calculated based on customer contracts. Interest is not charged for unpaid receivables. All commissions receivable are considered collectible as of December 31, 2021 and 2020, and therefore the Company has not recorded an allowance for doubtful accounts.

INCOME TAXES

The Company is not subject to U.S. Federal or state income taxes as it was a Qualified Subchapter S Subsidiary through December 22, 2021 and a single member LLC for the period from December 23 through December 31, 2021, which are disregarded entities for income tax purposes. Accordingly, any income or loss is reported by the Company's Parent in its income tax returns.

The Company and its parent follow Topic 740 in reporting income taxes and has made a policy election not to allocate any current or deferred income taxes to the Company.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no uncertain tax positions as of December 31, 2021 and 2020. RPAG income tax returns for years prior to December 31, 2019 are no longer subject to examination. If applicable, the Company would recognize penalties and interest related to income taxes in income tax expense.

COMMISSION INCOME

Commission income is recognized when earned and is based on a percentage of ongoing premium based contributions and/or a percentage of assets under management.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses represent expenses incurred but not yet paid and generally require payment within 30 days of the month or quarter end.

3. CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution. The balances at times may exceed statutory insured limits. The Company has never experienced any losses in such accounts and, based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such credit cash balances.

4. PPP LOAN:

The Company received a loan from Central Bank in the amount of $332,000 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated April 16, 2020. The Company applied for and has been notified that $332,000 in eligible expenditures for payroll and other expenses described in the CARES Act and $2,039 in interest has been forgiven on November 11, 2020. Loan forgiveness in the amount of $181,214 and interest forgiveness in the amount of $1,113 were allocated to Retirement Plan Advisors, LLC ("RPA, LLC") in accordance with the Expense Sharing Agreement. The remaining amount of the loan forgiveness of $150,786 is reflected in other income in the accompanying statement of operations and interest forgiveness of $926 is offset against the interest expense recorded. No interest expense was paid in 2021 or 2020.

5. REVENUE RECOGNITION:

Significant revenue streams recognized by the Company from contracts with customers accounted for under ASC 606 for the year ended December 31, 2021 and 2020 are below:

	2021	2020
Commission income	$3,054,693	$2,627,109

The performance obligations described above relate to contracts that have an original expected duration of less than one year and all revenue is recognized at a point in time.

Commission income consists of override commissions received on participant deposits, assets under management, and fixed insurance, and is received based on contractual terms. The performance obligation for participant deposits and fixed insurance settles when the participants deposits are received, typically on a daily basis. The performance obligation for commissions received on assets under management is settled on the calculation date, typically the end of a month or quarter.

The Company has made no significant judgments in applying the revenue guidance prescribed in ASC 606 that affect the determination of the amount and timing of revenue from the related contracts above.

6. RETIREMENT BENEFITS:

The Company has a defined contribution retirement plan covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code. Contributions to the plan are determined within the limits of the Internal Revenue Code at the discretion of the Board of Directors. The Company contributes 3% of eligible participant salaries. Contributions to this plan for eligible employees were $91,839 and $74,414 for the years ended December 31, 2021 and 2020, respectively, of which $48,990 and $44,925 was allocated to RPA, LLC in 2021 and 2020, respectively.

7. NET CAPITAL REQUIREMENTS:

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2021, and 2020, the Company had net capital of $457,363 and $871,496 and net capital requirements of $34,877 and $21,372, respectively. The net capital rule may effectively restrict the withdrawal of stockholders' equity.

8. RELATED PARTIES:

The Company is a wholly owned subsidiary of RPAG. RPAG is a wholly owned subsidiary of RPAH, Inc. The Company is also an affiliate with RPA, LLC by way of it also being a wholly owned subsidiary of RPAG.

The Company is party to an Expense Sharing Agreement between the Company, RPAG, RPAH, Inc., and RPA, LLC (the "Group"). Certain expenses incurred by each Company are allocated to the Group based on terms of the Expense Sharing Agreement. Generally, most overhead costs such as legal, insurance, rent and utilities are paid by RPA, LLC and allocated to the Company. The Company records these expenses as administrative/operations charges in the accompanying Statements of Operations. Compensation costs are incurred by the Company and allocated to RPA, LLC. The Company records reimbursements received from RPA, LLC as a reduction to compensation expense recorded in the accompanying Statement of Operations. The Company allocated a portion of the PPP loan forgiveness and interest forgiveness to RPA, LLC in accordance with the Expense Sharing Agreement.

8. RELATED PARTIES: (CONTINUED)

The following is a recap of the amounts incurred by the Company relating to the Expense Sharing Agreement for the years ended December 31:

	2021	2020
Administration/operations charges from RPA, LLC (RIA)	$ 772,712	$ 674,423
Compensation cost reimbursements received from RPA, LLC (RIA)	$2,091,890	$1,725,814
PPP loan forgiveness allocated to RPA, LLC (RIA)	$ -	$ 181,214
PPP loan interest forgiveness allocated to RPA, LLC (RIA)	$ -	$ 1,113

The Company owed $201,096 and $109,425 to RPA, LLC as of December 31, 2021 and 2020, respectively. The Company is due $296,425 and $121,571 from RPA, LLC as of December 31, 2021 and 2020, respectively.

The Company receives commission income from Cambridge Investment Research, Inc. ("CIR"). The Company was affiliated with CIR by way of certain owners of RPAH, Inc. being registered representatives of CIR and having a nominal ownership interest in Cambridge Investment Group, Inc. ("CIG") which owns 100% of CIR. The Company received commission income from CIR of $964,997 and $739,089 during the years ended December 31, 2021 and 2020, respectively. The Company had a receivable balance due from CIR of $79,381 and $58,828 as of December 31, 2021 and 2020, respectively.

RPAH's shareholders (the "Borrowers") have loans issued by Continuity Partners group, LLC ("CPG"), which was owned by CIR prior to its dissolution in June 2017. All current loans with CPG remain in place. The Company, CPG and the Borrowers have entered into a Compensation Setoff Agreement ("CSA") whereby the parties agreed that in the event the Borrower does not receive commissions and fees from CPG or if the quarterly deductions from commissions and fees owed by CPG to Borrower are not sufficient to satisfy the amount of a scheduled payment, CPG may deduct amounts from commissions, fees and other compensation payable by CPG to RPAS, LLC to cover the scheduled payment shortfall. In addition, the CSA provides RPAS, LLC the right to recover any amounts paid by RPAS, LLC to CPG under this agreement from the Borrowers. The Company made payments to CPG and received reimbursements from the Borrowers totaling $126,612 during each of the years ended December 31, 2021 and 2020. There were no amounts due to the Company from the Borrowers as of December 31, 2021 and 2020.

9. **RISK AND UNCERTAINTY:**

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in China (the "COVID-19 outbreak") and in March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. As a result, the Company's earnings have and will fluctuate in response to changing market conditions, and any future impact on the Company's earnings, if any, cannot be determined at this time.

10. **SUBSEQUENT EVENTS:**

On December 31, 2021, RPAH, Inc. entered into an agreement with CIG to commence a partnership to RPAG effective January 1, 2022. RPAH, Inc. will own 80% and CIG, Inc. 20% of the membership units in RPAG. The partnership was formed to permit future expansion and enhanced marketing opportunities. The business of the subsidiary broker-dealer, RPAS, LLC, will not change and its management, compliance infrastructure, and business model will also remain the same.

No additional subsequent events were noted through February 25, 2022 the date on which the financial statements were issued.

SUPPLEMENTARY INFORMATION

RETIREMENT PLAN ADVISORS SERVICES, LLC
(F/K/A RETIREMENT PLAN ADVISORS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2021

NET CAPITAL:

Total member's equity	$	577,894
Less nonallowable assets:		
Prepaid expenses		25,202
Net Receivables from affiliates		95,329
	$	120,531
Net capital before haircuts	$	457,363
Less haricuts		-
Net capital	$	457,363
Minimum net capital required		34,877
Excess net capital	$	422,486
Aggregate indebtedness	$	523,153
Percentage of aggregate indebtedness to net capital		114.38%

There are no material differences between the preceding computation and the company's corresponding unaudited part II of form X-17a-5 as of December 31, 2021, filed February 8, 2022.

RETIREMENT PLAN ADVISORS SERVICES, LLC
(F/K/A RETIREMENT PLAN ADVISORS, INC.)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

RETIREMENT PLAN ADVISORS SERVICES, LLC
(F/K/A RETIREMENT PLAN ADVISORS, INC.)
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Retirement Plan Advisors Services, LLC (f/k/a Retirement Plan Advisors, Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Retirement Plan Advisors Services, LLC (f/k/a Retirement Plan Advisors, Inc.) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Retirement Plan Advisors Services, LLC (f/k/a Retirement Plan Advisors, Inc.) claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) Retirement Plan Advisors Services, LLC (f/k/a Retirement Plan Advisors, Inc.) stated that Retirement Plan Advisors Services, LLC (f/k/a Retirement Plan Advisors, Inc.) met the identified exemption provisions throughout the most recent fiscal year without exception. Retirement Plan Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Retirement Plan Advisors Services, LLC's (f/k/a Retirement Plan Advisors, Inc.) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Topel Forman L.L.C.
Certified Public Accountants

Chicago, Illinois
February 25, 2022

500 N. Michigan Avenue, Suite 1700
Chicago, IL 60611
312-642-0006

audit • tax • consulting
www.topelforman.com

999 18th Street, Suite 1605N
Denver, CO 80202
720-588-4707

RPA
RETIREMENT PLAN ADVISORS
THE FUTURE IS BETTER THAN YOU THINK

Retirement Plan Advisors Services, LLC (f/k/a Retirement Plan Advisors, Inc.)
Exemption Report

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Retirement Plan Advisors Services, LLC (f/k/a Retirement Plan Advisors, Inc.) (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: paragraph k (1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Vernon Kempker, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Vernon Kempker

Chief Financial Officer

February 25, 2022

Office of Supervisory Jurisdiction: 105 West Adams, Suite 2175 | Chicago, IL 60603 | 312.701.1100
Securities offered through Cambridge Investment Research, Inc., a Broker/Dealer, Member FINRA/SIPC
Investment Advisory Services offered through Retirement Plan Advisors, LLC, a Federally Registered Investment Advisor
Cambridge Investment Research, Inc. and Retirement Plan Advisors, LLC, are not affiliated
16